

Mail Stop 3561

July 25, 2017

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

> **Re: Cotiviti Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K Filed February 22, 2017**
> **File No. 1-37787**

Dear Mr. Williams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 17. Segment and Geographic Information, page 114

1. Please disclose segment depreciation and amortization, impairments and transaction-related expenses pursuant to ASC 280-10-50-22.

Form 8-K Filed February 22, 2017

Exhibit 99.1

2. Reference is made to your disclosure of full-year 2017 Adjusted EBITDA guidance on page 2. Item 10(e)(1)(i)(A) of Regulation S-K requires that when you present a non-GAAP measure you must present the most directly comparable GAAP measure with equal or greater prominence. This requirement applies to non-GAAP measures presented in earnings releases furnished under Item 2.02 of Form 8-K. Refer to Question 102.10 of the Division's Compliance & Disclosure Interpretations for Non-GAAP Measures. Please revise to present the most directly comparable GAAP measure with equal or greater prominence.

3. Reference is made to the reconciliation of net income to full-year 2017 Adjusted EBITDA guidance on page 9. Please present a more detailed reconciliation. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Exhibit 99.2

4. Reference is made to the disclosure of free cash flow on page 8. Please disclose a statement discussing the reasons why you believe that presentation of this non-GAAP financial measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which your management uses the non-GAAP financial measure. Refer to Item 10(e)(1)(i)(C)-(D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jonathan Olefson
       General Counsel